

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Gail L. Babitt
Chief Financial Officer
Kowabunga! Inc.
15550 Lightwave Drive
Clearwater, FL 33760

July 23, 2009

> **Re: Kowabunga! Inc.**
> **Item 4.01 Form 8-K**
> **Filed July 14, 2009, as amended July 23, 2009**
> **File No. 1-32442**

Dear Mrs. Babitt:

        We have completed our review of your Form 8-K and related filings and do not, at this time, have any further comments.

                                        Sincerely,

                                        Michael Henderson
                                        Staff Accountant